Exhibit 99.2
Blue Lion Capital

November 20, 2017

Mr. Mark Mason
HomeStreet, Inc.
601 Union St., Suite 2000
Seattle, WA  98101

Dear Mark,

I am writing this letter reluctantly but feel I have no choice.  I do not consider myself an activist nor have I ever written a letter of this kind.  But, I feel compelled to explain why I believe it is time for changes to be made in the way HomeStreet, Inc. (“HMST” or the “Company”) is being managed.  As of this writing, HMST is the third cheapest public bank when valued on a price/tangible book value (“P/TBV”) basis of all banks having assets of $3-$50 billion.1  This valuation is despite operating in what we believe are some of the best markets in the country.

Since January 1, 2013, HMST’s stock has appreciated all of 21% including dividends as of the date of this letter.  This equates to a 4.0% annualized return for shareholders.  During this same time period, the KBW Small Cap Bank Index (KRE) has appreciated 118% and the S&P 600 Financial Index (S6FINL) has appreciated 107%.  In fact, of all U.S. public banks having assets of $2-$10 billion, HMST has the second lowest total return during the last five years.2  Why has HMST underperformed the indices and other banks so massively?  We believe there are numerous reasons.

I think a bit of history will help to explain my perspective.  Blue Lion Capital (“BLC”) has been a shareholder of HMST for most of the time that the bank has been a public company – almost six years.  In addition to being a long-term and patient shareholder, we have been an avid supporter of the company during much of this time.  Further, early into HMST’s life as a public company, we were very complementary of you and the job you did turning the company around.  In short, from the time you joined HMST through the end of 2012, we believed you did a very good job.  And, we shared this opinion openly.

However, over the last several years, we believe HMST has made some poor decisions that have negatively affected the performance of the company and how it is perceived by the investment community.  We believe the most significant mistake made by you and the board was the decision to aggressively expand and grow the mortgage division.  While this segment helped HMST dig its way out of the problem assets created by the prior management team, attempting to further grow this unsustainable profit stream has proven to be a significant error in strategy.

Despite stating consistently on quarterly earnings conference calls and in presentations at investor conferences during 2013, 2014, 2015, 2016 and first quarter 2017 that you wanted to make HMST less dependent on the mortgage division and become more of a commercial bank, you aggressively grew the division.  In fact, from January 1, 2013 – December 31, 2016, the headcount in the mortgage division grew from 686 to 1,554 or 127%.  And, mortgage origination volumes (defined as single family interest rate lock commitments) grew from $4.5 billion to $8.6 billion or 91% during that same time period.  So, despite publicly stating that you wanted to reduce HMST’s reliance on the mortgage business, you and the board actively and aggressively grew its mortgage origination headcount, mortgage offices and other associated costs.  Since January 1, 2013, shareholders have benefitted very little from all the time, capital, effort and attention allocated to the mortgage business.

8115 Preston Road, Suite 550 – Dallas, TX 75225 Tel (214) 855-2430 Fax (214) 855-2431

Beginning in mid-2013, as I watched the significant growth in this division despite your stated desire to reduce HMST’s reliance on it, I openly started to encourage you to tap the breaks and slow down the growth.  We would typically speak at least once per quarter and I was candid yet respectful to you in stating my position.  Besides, given the credit improvement that had occurred over the previous four years, I wanted to extend you and your team the benefit of the doubt when it came to the strategy of the bank.

My reasons for suggesting that HMST slow down the growth in its mortgage division were as follows:

1)
In our experience, the earnings of a well-run mortgage bank are very interest rate sensitive, seasonal and volatile.  Given such, it is difficult to have visibility into the mortgage production or earnings for a mortgage bank on a quarterly basis much less an annual basis.  As a result, mortgage banks are typically valued at a significant discount to commercial banks.  At that time, we believed HMST was being valued more as a mortgage bank than a commercial bank as it had a P/E multiple of 6-8x and a P/TBV multiple near 1.0x.

2)
Mortgage banks are negatively affected by rising interest rates while commercial banks generally benefit from rising rates.  With interest rates at 40+ year lows, there was virtually only one direction they could go – up.  So, the strategy to aggressively expand the mortgage business set HMST up for failure and that is in fact what followed.  In the last twelve months alone, HMST has missed quarterly earnings guidance three times and on each occasion rising interest rates during the period was one of the primary causes for the miss as attributed by you.

3)
In our opinion, mortgage banks generally have efficiency ratios of 85-90% while well run commercial banks generally have efficiency ratios of 40-60%.  As a result, every dollar of revenue in a commercial bank generates roughly 50 cents of pre-tax income while that of a mortgage bank generates 12.5 cents.  So the leverage to each dollar of revenue for a commercial bank can be 4x greater than that of a mortgage bank.

It’s not difficult to understand why investors value commercial banks at such a premium to mortgage banks.  In fact, in a rising rate environment, that premium tends to expand not contract.

The second reason we believe HMST has underperformed the indices so massively since January 2013 is the aggressive expansion of the bank’s footprint outside of its core markets of Washington and Oregon.  While HMST also had some limited operations in Idaho and Hawaii, its core operations were in Washington and Oregon.  Rather than focus its efforts on building the commercial bank in its core markets, you and the board chose to grow via acquisition, de novo branch openings and de novo lending center openings in new geographies.  Today, in addition to its core markets of Washington and Oregon, HMST has operations in Idaho, Hawaii, California, Arizona, Utah, Colorado and Texas.

A poorly conceived M&A strategy has been a big part of the expansion strategy as well.  Beginning in 2015, HMST acquired Simplicity Bancorp (“Simplicity”), which was based in Los Angeles, CA.  What sense did it make for a $3.2 billion asset bank based in Seattle to acquire an $870 million asset bank in Los Angeles, over 1,100 miles from its headquarters?   Simplicity was a poorly positioned, under-performing former credit union that had gone public approximately three years earlier.  HMST was able to purchase Simplicity for 1.0x TBV.  Why would Simplicity sell itself for what essentially equates to its liquidation value?  The answer seems straight-forward:  there was zero franchise value.  Given the 9% selloff in HMST’s stock over the next two days, it would appear that the market had as much difficulty understanding this deal as we did.  Thus began HMST’s ill-fated commercial banking expansion into Southern California.

Since the Simplicity acquisition, HMST has opened numerous retail branches, loan production offices and loan fulfillment centers throughout Southern California.  In addition, in February 2016, HMST acquired Orange County Business Bank (“OCBB”).  In our opinion, given OCBB’s small size of $200 million in assets and purchase price of $60 million, the significant level of excess capital acquired in the deal represented another back-door capital raise.  In fact, HMST has continued to open offices as far south as San Diego and in Northern California as well in an attempt to close the enormous gap between the southernmost tip of California and Seattle.  How can the management of a $6 billion asset bank effectively and efficiently manage a footprint across eight western states and Texas?  In short, we do not think they can.

Further, during our recent meeting on November 9th, you stated that the best way for HMST to solve its current issues of poor returns, bloated cost structure and inefficient operations is to do more acquisitions.  As your fourth largest shareholder, I hereby request that any and all acquisitions currently being considered by the board be stopped at this time.  There’s a fairly straightforward rule of thumb:  you don’t solve problems by making them bigger.

The expansion of the mortgage division when combined with the aggressive geographic expansion has led to an explosion in the costs and complexity of running HMST.  Through the first nine months of 2017, HMST has a consolidated efficiency ratio of 87%.  As you can see in the chart below, HMST’s efficiency ratio has consistently been 2,000-3,000 basis points higher than Pacific Northwest and California peers since the beginning of 2013.  In addition, the chart below also shows that prior to these expansions, HMST’s efficiency ratio was very much in-line with its peers.

Efficiency Ratio - TTM Avg.
100
95
90
85
80
75
70
65
60
55
50
Efficiency Ratio (%)
2012Q3
2013Q2
2014Q1
2014Q4
2015Q3
2016Q2
2017Q1
HomeStreet, Inc.
Pacific NW Peers
CA Peers

Source: SNL. Data as of Q3'17. Peer Group[3]

As the chart below will also attest, HMST has been on a hiring binge over the past five years.  This unrestrained hiring has taken place every quarter and in both the mortgage division and the commercial bank.  The growth in the mortgage division didn’t abate until second quarter 2017, after the company had missed earnings for the third consecutive quarter.

HomeStreet Segment Headcount
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
FTE
2012Q3
2013Q2
2014Q1
2014Q4
2015Q3
2016Q2
2017Q1
Mortgage Segment
Commercial Segment

Source: SEC Filings. Data as of Q3'17.

Making matters worse, not only has HMST aggressively hired employees, the compensation per employee is staggering when compared to its peers.  HMST’s average employee makes more than $120,000 per year.  This amount is more than $26,600 greater than its California peers and approximately $36,000 greater than its Pacific Northwest peers for the last twelve months as of the third quarter 2017.  Why does HMST have to pay so much more for its average employee than its peers?  And, how can a bank lever its fixed costs and generate strong returns on capital with this sort of cost base?  In short, we believe it is impossible.

Compensation Per Avg. Employee - TTM Avg.
$140
$130
$120
$110
$100
$90
$80
$70
$60
Compensation (000s)
2012Q3
2013Q2
2014Q1
2014Q4
2015Q3
2016Q2
2017Q1
HomeStreet, Inc.
Pacific NW Peers
CA Peers

Source: SNL. Data as of Q3'17. Peer Group[3]

Despite HMST operating in what we believe to be some of the best markets in the U.S. and being located in the highly desirable city of Seattle, the company has had a very difficult time retaining senior executives.  In fact, during its almost six year public life, HMST has had five different chief financial officers and/or chief accounting officers.  When you combine this turnover with the January 2017 settlement with the SEC over improper hedge accounting practices and previous delays in filing financial statements on time, it’s not difficult to understand how investor confidence could be undermined.

To further this point regarding investor confidence, HMST completed a secondary offering on December 13, 2016 with just 13 business days left in the seasonally slow fourth quarter.   HMST raised $60 million after the stock had benefitted from the outcome of the presidential election.  The Company’s fourth quarter earnings guidance was reaffirmed during the marketing of the offering, but within 30 days of completing the offering the Company significantly reduced its earning guidance.

As can be seen in the chart below, the red line represents the consensus EPS estimate for HMST’s fourth quarter 2016 earnings.  Prior to reporting third quarter 2016 earnings, the fourth quarter 2016 EPS estimate was $.40.  After the third quarter 2016 earnings report on October 24, 2016, the consensus EPS estimate for fourth quarter 2016 increased to $.49.  So, with the stock trading near an all-time high, HMST opportunistically raised capital at an average price of $30.45.  Thirty days later on January 12, 2017, HMST shocked investors by dramatically guiding down fourth quarter 2016 earnings. The new guidance was $.07-$.09, or a reduction of 84%!  Management again blamed the mortgage division for the earnings miss.  Candidly, having spent almost 30 years working in the capital markets, I had never seen an earnings miss of this magnitude so soon after a stock offering.  Not surprisingly, HMST’s stock got hammered.  As evidenced by the blue line in the chart below, the stock was down over 17% by the end of January 2017.  Again, we do not believe it is difficult to understand why.

HMST Q4 2016 EPS Estimate & Stock Px
12/13/16 Capital Raise
Stock Price
Q4 2016 Consensus EPS Estimate
$35.00
$33.00
$31.00
$29.00
$27.00
$25.00
$23.00
$21.00
$19.00
$.55
$.50
$.45
$.40
$.35
$.30
$.25
$.20
$.15
$.10
$.05
6/30/16
7/14/16
7/28/16
8/11/16
8/25/16
9/8/16
9/22/16
10/6/16
10/20/16
11/3/16
11/17/16
12/1/16
12/15/16
12/29/16
1/12/17
Closing Px
Q4 2016 Consensus EPS Estimate
Source: Bloomberg.

We believe the annual growth in tangible book value per share is one of the single greatest drivers of the performance of a bank’s stock price.  Assuming HMST meets consensus EPS estimates of $.42 for the fourth quarter 2017, tangible book value per share has grown 35% since January 1, 2013.  On a compound annual basis, HMST’s tangible book value per share has grown at 6.2% for the last five years.  So, despite all the growth in HMST’s footprint, mortgage division, commercial bank, offices, headcount, etc., the Company hasn’t come close to earning its equity cost of capital (9.4% per Bloomberg) during this time period.  We believe this is the primary reason why HMST trades at such a discount to its peers and why changes need to be made in the way the Company is being managed.

As of this writing, Blue Lion Capital and the funds that it controls collectively own 5.6% of HMST’s stock.  Back in February of this year when BLC owned approximately 1% of your shares, during a more amicable conversation between the two of us, I offered to join your board, give you my time and expertise, personally purchase no less than $1,000,000 of additional HMST stock and work with you and the board to craft and execute a strategy that would lead to a significant increase in the stock price.  You politely declined my offer.  Now that BLC and entities it controls represent your fourth largest shareholder and the second largest actively managed shareholder, we want to revisit our offer of representation on your board.  Further, if we cannot amicably reach an agreement on our request, we intend to exercise our rights as shareholders.

I would like to formally request a meeting with you and the board.  As one of the largest shareholders of your Company, I would prefer to see this happen before the holidays.

Thank you very much for your time.  Please provide a copy of this letter to each member of the board as soon as practical.  I look forward to your response.

Sincerely,

Charles W. Griege, Jr.
Managing Partner
Blue Lion Capital

Footnotes:

1 Total Assets as of 2012 Between $3B-50B. Excludes banks in Puerto Rico, U.S. Virgin Islands, Avg. Daily Volume >2,000 shares (previous 30 days), CIT Group. Data as of 11/17/17.
2 Total Assets as of 2012 Between $2B-10B. Excludes banks in Puerto Rico, U.S. Virgin Islands, Avg. Daily Volume >2,000 shares (previous 30 days). Data as of 11/17/17.
3 Peer Group = Pacific NW Peers include: COLB, BANR, GBCI, PCBK, HFWA.
CA Peers include: CVBF, WABC, TCBK, PPBI